AMSTEEL CORPORATION BERHAD (20667-M)

A Member of The Lion Group

04045489

SUPPL

RECEIVED
2004 OCT 18 A 10: 51
OFFICE OF INTERNATIONAL CORPORATE FINANCE

17 August 2004

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549

Attn : Ms Victoria C Choy

Dear Sirs

Re : Exemption No. 82-3318
Issuer : Amsteel Corporation Berhad

We enclose herewith a copy of the General Announcement dated 16 August 2004, Re: Extraordinary General Meeting for filing pursuant to exemption No. 82-3318 granted to Amsteel Corporation Berhad under rule 12g3-2(b) of the Securities Exchange Act of 1934.

Please contact the undersigned for any query.

PROCESSED
OCT 19 2004
THOMSON FINANCIAL

Yours faithfully
AMSTEEL CORPORATION BERHAD

WONG PHOOI LIN
Secretary

cc Ms Andres Estay - The Bank of New York
ADR Department
101 Barclay St., 22nd Floor
New York
NY 10286

10/19

Level 46, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur, Malaysia.
Tel: (603) 21622155, 21613166 Telefax: (603) 21623448

Form Version 2.0

General Announcement

Ownership transfer to AMSTEEL/EDMS/KLSE on 16/08/2004 05:51:02 PM
Reference No AA-040816-6172E

	Submitting Merchant Bank (if applicable)	:
	Submitting Secretarial Firm Name (if applicable)	:
*	Company name	: **AMSTEEL CORPORATION BERHAD**
*	Stock name	: **AMSTEEL**
*	Stock code	: **2712**
*	Contact person	: **CHAN POH LAN**
*	Designation	: **SECRETARY**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :
EXTRAORDINARY GENERAL MEETING

* ***Contents :-***

We are pleased to announce that at the Extraordinary General Meeting of Amsteel Corporation Berhad held on 16 August 2004, the shareholders of the Company have approved the following ordinary resolution:

PROPOSED DISPOSAL OF UP TO 20,002,700 ORDINARY SHARES OF RM1.00 EACH FULLY PAID IN BOUSTEAD PROPERTIES BERHAD (FORMERLY KNOWN AS SCB DEVELOPMENTS BERHAD) FOR CASH, REPRESENTING APPROXIMATELY 11% OF THE CURRENT ISSUED AND PAID-UP SHARE CAPITAL OF BOUSTEAD PROPERTIES BERHAD THROUGH THE OPEN MARKET OR PLACEMENTS

"THAT approval be and is hereby given for Amsteel Corporation Berhad ("Amsteel") to dispose of up to 20,002,700 ordinary shares of RM1.00 each fully paid in Boustead Properties Berhad *(formerly known as SCB Developments Berhad)* ("Boustead Properties") ("Boustead Properties Shares") (inclusive where applicable of (i) any new shares in Boustead Properties arising from an alteration of the existing par value of the Subject Shares pursuant to any consolidation, subdivision or conversion of the Subject Shares, (ii) any additional new shares in Boustead Properties arising from an issue by Boustead Properties to its shareholders credited as fully paid by way of capitalisation of profits or reserves, attributable to the Subject Shares, (iii) any capital distribution by Boustead Properties to its shareholders, attributable to the Subject Shares, and/or (iv) any entitlements to any issue of shares or securities by Boustead Properties, attributable to the Subject Shares) at price(s) which shall not be more than 10% discount to the 5-day weighted average market prices of the Boustead Properties Shares preceding the relevant date(s) of the disposal(s) through the open market or placement(s) ("Share Disposal Mandate") AND THAT authority be and is hereby given to the Directors of the Company to do all such acts and things as they may consider expedient or necessary or in the interest of the Company to give effect to the Share Disposal Mandate and that such authority shall continue to be in force from the date this resolution is passed until 31 December 2009."

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

AMSTEEL CORPORATION BERHAD (20667-M)

Secretary

16 AUG 2004